SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-25306
CUSIP NUMBER	294929104

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR

For the period ended: June 30, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	EQUUS GAMING COMPANY L.P. 65th Infantry Avenue, Rd.3, Km. 15.3 Canovanas, PR 00729

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Landa Umpierre, our new audit/tax firm that replaced our previous auditors (Arthur Anderson) has now completed its audit work for the years 2001 and 2002 and is in the final stages of issuing certified statements and final tax returns for those same years. They are also currently in the process of reviewing all quarters for both years for the issuance of the required Certified SEC Reports. Any required amended reports and/or tax forms will be compiled and issued in the very near future. In adddition, Landa Umpierre is now officially working on the Year 2003 audits. All audit/tax/certification work and related reports for the year ended December 31, 2003 is expected to be completed within approximately 2-3 months.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Thomas B. Wilson	787	641-6052

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|  |   Yes   |X|   No
If the answer is no, identify report(s)

      Form 10-K December 31, 2002; Form 10-Q March 31, 2003; Form 10-Q June 30, 2003, Form 10-Q September 30, 2003; 10-K December 31, 2003;
      Form 10-Q March 31, 2004

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the Second Quarter 2004, revenues are expected to be just slightly higher (approximately 1%) than for the Second Quarter 2003. This is due to a slightly higher level of wagering by the patrons due primarily to the relatively high carryover balance available in the attractive Pool Pote (Pick-6) wager (i.e., a pay to the betting public balance that increased from $1.34 to $2.45 million through this quarter in 2004). Expenses are expected to increase slightly over the comparable period in 2003. These projected results are subject to final review and confirmation.

EQUUS GAMING COMPANY L.P.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004	By:	/s/ Thomas B. Wilson Thomas B. Wilson President/Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).